Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	84789L-212192
Date	December 19, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention: John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re:	Hunt Mining Corp.
Amendment No. 1 to Registration Statement on Form F-1
Filed July 30, 2012
File No. 333-182072

     We are counsel for and write on behalf of Hunt Mining Corp. (the “Company”) in response to the Staff’s letter of August 24, 2012 (the “Comment Letter”) signed by Mr. John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”), in respect of the above-captioned matter.

     The Company has caused to be filed with the Commission today, via the EDGAR system, Amendment No. 2 (the “Form F-1/A2”) to the Company’s registration statement on Form F-1 (as filed on June 12, 2012, the “Form F-1”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). We are furnishing to the Commission herewith a redlined copy of the Form F-1/A2, marked to show all changes from Amendment No. 1 (as filed on July 30, 2012, the “Form F-1/A”) to the Form F-1.

     On behalf of the Company, we provide below the Company’s item-by-item responses to the comments made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter. Please note that, in addition to including revised disclosure in the Form F-1A/2 intended to address the comments made in the Comment Letter, the Company has substantially revised and updated the Form F-1/A2 to: (a) improve readability; (b) update the disclosure contained in the Form F-1/A1 to reflect developments in the Company’s business and affairs during the intervening period (including the new address of the Company’s principal executive office), and to include financial information for the interim period ended September 30, 2012; and (c) include certain additional disclosure and exhibits that were inadvertently omitted from the Form F-1. All page references in the Company’s Responses are to the clean copy of the Form F-1/A2, as filed with the Commission, as we found the redlined copy is difficult to read given the volume of changes that have been made.

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Legal_5613963.3

December 19, 2012

Commission Comments:

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company. In addition, revise your prospectus elsewhere to describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company Response:

The Company has included the following disclosure on the prospectus cover page:

“We are an “emerging growth company” as defined in section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore eligible for certain exemptions from various reporting requirements applicable to reporting companies under the Exchange Act. (See “Exemptions Under the Jumpstart Our Business Startups Act” on page 10.)”

In addition, the Company has included disclosure in the prospectus at pages 10 and 11, under the heading “Exemptions Under the Jumpstart Our Business Startups Act,” which briefly describes: (a) how and when a company may lose emerging growth company status; and (b) the exemption available to an emerging growth company from Section 404(b) of the Sarbanes-Oxley Act of 2002.

The Company has not distributed, and has not authorized any third party to distribute, any written materials to any qualified institutional buyers or any institutional accredited investors in reliance on section 5(d) of the U.S. Securities Act. The Company is not aware of any research reports about the Company that have been published or distributed in reliance upon section 2(a)(3) of the U.S. Securities Act by Section 105(a) of the Jumpstart Our Business Startups Act. Since HuntMountain, the selling stockholder named in the prospectus, has advised the Company that it intends to distribute the Company’s common shares being registered on the Form F-1, as amended, by way of a dividend-in-kind, the Company does not expect any broker-dealer to be engaged in the offering.

December 19, 2012

2.

Please confirm that you have included all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Company Response:

The Company has confirmed that it has included in the Form F-1/A2 all graphics, maps, photographs, and related captions or other artwork, including logos, that it intends to use in the prospectus. The Company has not caused, and will not cause, any prospectus to be distributed to any prospectus investors prior to the declaration of effectiveness of the Form F-1, as amended.

3.

We note the statement on your prospectus cover page that effectiveness of your registration statement will allow Hunt Mining to establish a trading market for its common stock so that shares distributed to HuntMountain shareholders will be tradeable. With a view to greater disclosure, please provide us with additional details regarding the relationship between HuntMountain Resources Ltd. and describe the circumstances under which the HuntMountain Resources shares were received. To help us understand your spin-off transaction further, please revise to provide the following information:

the business purpose of this spin-off;

the current operations of HuntMountain Resources, including the nature and extent of its operations besides its Hunt Mining operations;

the number of shares and amount of time such shares were held by HuntMountain Resources; and

the number of shareholders that will receive spun-off shares.

We may have further comments.

Company Response:

The Company has removed the disclosure from the prospectus cover page to the effect that effectiveness of the registration statement will allow Hunt Mining to establish a trading market for its common shares as this is not the principal objective of the offering.

December 19, 2012

Based on information provided to the Company by HuntMountain Resources Ltd. (“HuntMountain”), the selling stockholder named in the prospectus, the disclosure on the prospectus cover page has been clarified to confirm that: (a) the prospectus relates to the distribution of up to 50,000,000 common shares of the Company by HuntMountain to holders of HuntMountain’s common stock, by way of a dividend in kind, without the payment of any consideration; (b) such number of common shares includes 20,881,493 common shares issuable upon the conversion of 20,881,493 convertible preferred shares of Hunt Mining directly and indirectly held by HuntMountain; (c) it is anticipated that HuntMountain will convert all of its convertible preferred shares into common shares prior to the distribution of common shares contemplated by the prospectus; (d) the Company will not receive any proceeds from such conversion or from the distribution of the shares by the selling stockholder; (e) HuntMountain’s assets predominantly consist of Hunt Mining common shares and Hunt Mining convertible preferred shares; (f) HuntMountain directly and indirectly holds 29,118,507 (28.94%) of the 100,613,330 common shares of Hunt Mining issued and outstanding as of November 30, 2012; and (g) if HuntMountain were to convert all of its convertible preferred shares of Hunt Mining, it would directly and indirectly hold 50,000,000 (41.15%) of Hunt Mining’s issued and outstanding common shares.

In addition, based on information provided by HuntMountain, the Company has included the following disclosure in the prospectus at pages 20 and 21, under the heading, “Selling Stockholder”: “HuntMountain’s assets predominantly consist of its direct and indirect holdings (through its wholly-owned subsidiary, HuntMountain Investments) of Hunt Mining common shares and Hunt Mining convertible preferred shares.

HuntMountain directly and indirectly holds 29,118,507 (28.94%) of the 100,613,330 common shares of Hunt Mining currently issued and outstanding as of November 30, 2012. If HuntMountain were to convert all of the convertible preferred shares of Hunt Mining directly and indirectly owned by it, it would directly and indirectly hold 50,000,000 (41.15%) of Hunt Mining’s issued and outstanding common shares.

Mr. Tim Hunt, Mr. Darrick Hunt and the Hunt Family Limited Partnership (an entity owned and controlled by Tim Hunt) own approximately 89% of the shares of HuntMountain. Mr. Tim Hunt, Executive Chairman of Hunt Mining, is also the Chair, President and a director of HuntMountain. Mr. Darrick Hunt is a director of Hunt Mining, and also a director of HuntMountain.

HuntMountain’s common stock is registered pursuant to section 12(g) of the Securities Exchange Act of 1934, as amended. However, HuntMountain is currently delinquent in its reporting obligations under section 13(a) of the Exchange Act.

HuntMountain has advised us that:

December 19, 2012

Washington law does not require HuntMountain stockholder approval of the distribution of its Hunt Mining common shares by way of a dividend in kind;

The proposed distribution of the Hunt Mining common shares has been determined by HuntMountain’s Board of Directors to be in the best interests of HuntMountain’s stockholders, as a means of providing more liquidity to the stockholders, given that: (a) HuntMountain is delinquent in its reporting obligations under section 13(a) of the Exchange Act with the result that it may be difficult for the stockholders to resell their HuntMountain stock; (b) HuntMountain, as an affiliate of Hunt Mining, may not rely on Rule 904 of Regulation S of the U.S. Securities Act to effect an orderly sale of its Hunt Mining common shares over the facilities of the [TSX Venture Exchange (the “TSXV”)]; and (c) registration of HuntMountain’s Hunt Mining common shares under the U.S. Securities Act may help to facilitate the resale of such Hunt Mining common shares by those stockholders of HuntMountain who are eligible to participate in the dividend in kind, subject to certain restrictions that will apply under U.S. securities laws to those stockholders of HuntMountain who will be affiliates of Hunt Mining after the completion of the distribution of Hunt Mining common shares pursuant to this prospectus; and

Following the distribution of the Hunt Mining common shares pursuant to this prospectus, Tim Hunt, our Executive Chairman and a director of our Company, will directly hold 7,128,837 common shares of Hunt Mining, and will indirectly hold 38,870,229 common shares of Hunt Mining through an entity controlled by him.”

The Company does not believe that HuntMountain has any active business operations at this time.

4.

Please provide the information required by Items 2.B, 9 and 10 of Form 20-F with respect to your offering. In providing the information required by Item 10.E, please consider whether an opinion of counsel as to the material federal income tax consequences of your transaction is required pursuant to Item 601(b)(8) of Regulation S- K. To this extent, we note your disclosure on the prospectus cover page and elsewhere which states that HuntMountain Resources Ltd. shareholders will qualify for non- recognition of gain after the distribution. Please refer to Staff Legal Bulletin No. 19 for guidance.

Company Response:

In addition to clarifying in various sections of the prospectus that up to 50,000,000 common shares of the Company will be distributed by way of a dividend in kind, without the payment of any consideration, the disclosure under the heading “Prospectus Summary - The Offering” (at pages 5 and 6) has been clarified in accordance with Item 2.B of Form 20-F. Such disclosure now confirms that:

December 19, 2012

The common shares proposed for distribution by HuntMountain include: (a) 1,455,926 Hunt Mining common shares registered in the name of HuntMountain’s wholly-owned subsidiary, HuntMountain Investments, LLC (“HuntMountain Investments”); and (b) 20,881,493 common shares issuable upon conversion of (i) 19,837,418 Hunt Mining convertible preferred shares held by HuntMountain and (ii) 1,044,075 Hunt Mining convertible preferred shares held by HuntMountain Investments.

Each Hunt Mining preferred share is convertible at any time, at the option of the holder, into common shares of Hunt Mining on the basis of one common share for each preferred share held, provided that such conversion shall not result in the public float (as defined in the policies of the TSXV) being less than 20% of the total issued common shares of Hunt Mining.

It is anticipated that HuntMountain and HuntMountain Investments will convert all of their respective convertible preferred shares into common shares prior to the distribution of common shares contemplated by the prospectus, but that the conversion of Hunt Mining’s outstanding convertible preferred shares remains subject to the approval of the TSXV.

It is expected that HuntMountain Investments will cause all of its Hunt Mining common shares (including the 1,044,075 Hunt Mining common shares that are anticipated to be issued to HuntMountain Investments upon conversion of its Hunt Mining convertible preferred shares), will be transferred to HuntMountain by way of an inter-corporate dividend in kind immediately prior to the distribution of up to 50,000,000 Hunt Mining common shares pursuant to the prospectus.

The Company will not receive any proceeds from the conversion of the convertible preferred shares or from the distribution of the common shares by HuntMountain.

HuntMountain has informed Hunt Mining that each holder of HuntMountain common stock will receive one Hunt Mining common share for every 2.8510965 shares of HuntMountain common stock held on the record date, with any fractional shares deleted.

HuntMountain stockholders will not receive any cash in lieu of fractional Hunt Mining common shares, and any fractional shares will be rounded down to the next whole share.

The disclosure required by Item 9 of Form 20-F, as applicable, now appears in the prospectus under the headings “Selling Stockholder” (commencing on page 20), “Plan of Distribution” (page 21), “Market for Our Common Shares” (commencing on page 80), and “Articles and By-Laws of Our Company – Rights, Preferences and Restrictions” (commencing on page 84).

December 19, 2012

The disclosure required by Item 10 of Form 20-F, as applicable, now appears in the prospectus primarily under the headings “Key Information” (commencing on page 21), “Three Year History – Hunt Mining Corp. – History” (commencing on page 25), “Articles and By-Laws of Our Company” (commencing on page 83), “Limitations on Rights of Non-Canadians” (commencing on page 85), “Material Income Tax Information” (commencing on page 87), “Experts” (page 96) and “Where You Can Find More Information” (page 96). The discussion of Canadian federal income tax law under the heading “Material Canadian Federal Income Tax Information for United States Residents” is the opinion of McMillan LLP. The discussion of U.S. federal income tax law under the heading “Material United States Federal Income Tax Considerations” is, unless specifically noted, the opinion of Dorsey & Whitney LLP. The respective opinions of McMillan LLP and Dorsey & Whitney LLP have been filed as exhibits to the Form F-1/A2.

The Company’s material contracts are summarized in the discussion under the heading “Properties” (commencing on page 30), and its executive employment agreements are summarized in the discussion under the heading “Directors and Senior Management and Employees – Management Compensation - Termination of Employment and Change of Control Benefits” (commencing on page 64). In addition, copies of the Company’s material contracts and executive employment agreements have been filed as exhibits to the Form F-1/A2.

5.

Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

“Mine mouth royalties are the least regressive type of royalty since they allow for the deduction of mineral processing charges.” Page 26;

“While marine fishing continues to be an important industry in the coastal areas and tourism is increasing, the economy of the region is now based largely on petroleum and natural gas, and increasingly on gold and silver mining.” page 30;

Manpower is available in the larger communities to serve most exploration or mining operations,” page 27;

“Unlike most other places in South America, Patagonia received almost no attention from the 16th and 17th century gold-seekers from Europe,” page 27;

“It has since become recognized as a modern-day exploration frontier and an important emerging precious metals province,” page 28;

“The Deseado Massif is now one of the most important mining regions in Argentina and hosts four active mines...,” page 30; and

December 19, 2012

“The richest mineralization commonly occurs in dilatational zones caused by structural irregularities along or down the vein,” page 33;

Company Response:

The Company has deleted those factual assertions identified in the Comment Letter for which supplemental support is not obtainable without significant effort or expense.

The Company has retained the following statement under the heading, “Properties - La Josefina Property - Accessibility, Climate, Local Resources, Infrastructure and Physiography” (page 35): “Manpower is available in the larger communities to serve most exploration or mining operations”. According to the CIA Fact Book, Argentina’s literacy rate is 97.2% and the median age is 30.7, which the Company believes confirms that ample manpower is available in the larger communities for exploration or mining operations.

The Company has deleted the factual assertion that the Deseado Massif is now one of the most important mining regions in Argentina, but has retained the disclosure (at page 37) that the Deseado Massif hosts three active mines (after taking into account cessation of active mining operations at Coeur D’alene Mines Corp.’s Mina Martha mine in September 2012, as reported in Coeur D’alene Mines Corp.’s public filings), namely, Cerro Vanguardia (AngloGold Ashanti Limited/Fomicruz), San José (Hochschild Mining plc/Minera Andes Incorporated) and Manantial Espejo (Pan American Silver Corp.). The Company notes that these mines are widely referenced in public disclosure by, respectively, AngloGold Ashanti Limited, Hochschild Mining plc and Pan American Silver Corp.

6.

We note that your prospectus disclosure makes use of many industry-specific terms. Please consider including a glossary which defines industry-specific terms in a way that investors who are unfamiliar with the mining industry can understand. Otherwise provide an explanation of each industry-specific term the first time such term is used. For example purposes only, we call your attention to the following terms:

Exploration stage, page 7;

Gold Equivalent Ounces, page 19;

Measured Resources, page 19;

Cutoff Au Eq g/t, page 19;

Indicated Resources, page 20;

Inferred Resources, page 20;

Epithermal systems, page 20;

December 19, 2012

Base map, page 21;

Staked grid, page 21;

Mine-mouth royalty, page 24;

UTM, page 24;

WGS84 ellipsoid, page 24;

Doré bullion, page 24;

Manifestations of Discovery, page 25;

Pertenencias, page 25;

IP-resistivity, page 28;

Massifs, page 28; and

Hydrothermal breccias, page 30.

Company Response:

A glossary has been added to the prospectus (commencing on page 3), immediately following the Table of Contents.

Calculation of Registration Fee

7.

We note your proposed maximum offering price of $0.10 per unit. Please tell us the provision of Rule 457 upon which you relied for the calculation of your registration fee and why that provision applies to your registration.

Company Response:

The following explanation has been added as footnote 1 to the table entitled “Calculation of Registration Fee” on the cover page of the Form F-1/A2:

“Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o). In accordance with Rule 457(g), the registration fee has been calculated upon the basis of the average of the high and low prices reported for the Registrant’s common stock on the TSX Venture Exchange on June 7, 2012, converted into U.S. dollars using the daily noon rate published by the Bank of Canada for the exchange of one Canadian dollar into United States dollars on June 7, 2012 (CAD$1.00:US$ 0.9762), and rounded to the nearest cent. On June 7, 2012, the high and low prices reported for the Registrant’s common stock on the TSX Venture Exchange were, respectively, CAD$0.11 and CAD$0.10, for an average of CAD$0.105 or US$0.1025. ”

December 19, 2012

Prospectus Cover Page

8.	Please state the title and amount of securities being offered. See Item 501(a)(2) of Regulation S-K.

Company Response:

The title and amount of securities being offered have been added to the prospectus cover page.

9.

We note that you have stated that there is no current trading market in the United States for Hunt Mining common stock. Please revise the state whether there is currently any public market for your securities, and if so, identify the market.

Company Response:

The following disclosure has been added to the prospectus cover page: “Our common shares are listed on the TSX Venture Exchange under the symbol HMX.V. We have no class of securities registered under the Securities Exchange Act of 1934, as amended, and none of our securities are traded on any stock exchange or stock quotation system in the United States.”

Prospectus Summary, page 6

10.

We note your disclosure here that all financial information has been prepared in accordance with generally accepted accounting principles in Canada. Considering all your financial information presented here has been retroactively adjusted to be presented in accordance with IFRS, please revise to remove the reference here to “generally accepted accounting principles in Canada.”

Company Response:

The reference to “generally accepted accounting principles in Canada” has been removed from the prospectus summary.

Company Information, page 6

11.

We note that prior to December 23, 2009, you were a “Capital Pool Company.” Please revise to explain the definition of a Capital Pool Company. Please also define “Qualifying Transaction” the first time such term is used.

December 19, 2012

Company Response:

The following enhanced disclosure has been added under the heading “Prospectus Summary – Our Company” (page 5):

We were initially listed on the TSX Venture Exchange (“TSXV”) as a Capital Pool Company within the meaning ascribed by TSXV Policy 2.4, as “Sinomar Capital Corporation”. As explained in more detail below under the heading “Company Information,” a “Capital Pool Company” is a listing vehicle permitted under the policies of the TSXV on terms whereby: (a) the net proceeds of its initial public offering must be applied to identify an appropriate business for acquisition as the company’s “Qualifying Transaction” within certain time limits; and (b) the Qualifying Transaction, upon completion, must be sufficient to permit the company to meet the minimum TSXV listing requirements for companies that are not Capital Pool Companies.

On December 23, 2009, we completed our Qualifying Transaction by acquiring all of the issued and outstanding shares of Cerro Cazador, S.A., an Argentine mineral exploration company, in a reverse takeover transaction. We were a shell company until we completed the acquisition. We subsequently changed our name to Hunt Mining Corp.

In addition, more detailed disclosure about the Capital Pool Company program of the TSX Venture Exchange (the “TSXV”) and the Company’s transition from being a Capital Pool Company to a “Tier 2” listed issuer under TSXV policies (upon completion of the Company’s acquisition of Cerro Cazador, S.A. as its “Qualifying Transaction”) now appears under the heading “Company Information” (page 8).

Risk Factors, page 8

12.

Please substantially revise your risk factor subheadings to concisely state the specific material risk that each risk factor presents to your company or investors in the offering. Your subheadings should be revised so that they adequately describe the specific risk being addressed.

Company Response:

The Company has substantially revised the risk factor subheadings in accordance with the Staff’s guidance.

13.

We note that your registered certified public accountant has expressed substantial doubt about your ability to continue as a going concern. Please add a risk factor which calls attention to your going concern opinion and place it at the beginning of your risk factors.

December 19, 2012

Company Response:

A risk factor has been added to the beginning of the “Risk Factors” section of the prospectus (page 12) which calls attention to the fact that the Company’s independent registered public accounting firm has expressed substantial doubt about the Company’s ability to continue as going concern.

14.

Since Mr. Hunt is the controlling shareholder of HuntMountain Resources Ltd., and HuntMountain controls roughly 41% of your securities. Please add a risk factor which describes the extent to which Mr. Hunt may exercise significant control over your business activities.

Company Response:

A risk factor has been added in response to the Staff’s guidance under the following subheading (page 18): “Mr. Tim Hunt, the Executive Chairman and a director of our Company, controls HuntMountain which, upon conversion of its convertible shares of our Company, would hold 41.2% of our common shares. Accordingly, Mr. Hunt, whose interests may be different from those of other shareholders of our Company, will be able to exercise significant control over our Company.”

15.

In a separate risk factor, please disclose the delinquent reporting history of HuntMountain Resources and disclose the control persons and management of HuntMountain who are also control persons and management of Hunt Mining. Please disclose the risks relating to failure of a registrant to meet its reporting obligations under the 1934 Act and disclose the risk associated with the ownership of shares of Hunt Mining.

Company Response:

A risk factor has been added in response to the Staff’s guidance under the following subheading (page 18): “Failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory action, which may materially adversely affect our business and financial condition. Our Executive Chairman and one of our directors are also directors (and our Executive Chairman is also an executive officer) of HuntMountain, our controlling stockholder, which is a reporting company under the Exchange Act that is delinquent in its filing obligations under the Exchange Act.”

Specialized Skill and Knowledge, page 10

16.

We note your statement within the risk factor that you have been able to engage and retain qualified professional capable of providing all required services in Argentina and the United States. Please revise to delete the mitigating language from this risk factor. You may address these factors in another location in your prospectus. Also, please revise this risk factor to discuss the various consequences should you be unable to find qualified professionals in the future.

December 19, 2012

Company Response:

The risk factor to the effect that Company may experience difficulty attracting and retaining qualified personnel with the specialized skills and knowledge necessary to further the Company’s business objectives (page 15) has been revised to:

delete the mitigating language; and

clarify the potential consequences that would follow if the Company is unable to find qualified personnel in the future.

Conflicts of Interest, page 11

17.

Please revise this risk factor to further explain the potential conflicts of interest that may arise among your directors and officers. For example, please explain whether your directors and officers are required to first offer the company corporate opportunities or whether these directors and officers may pursue such opportunities independently of the company. Please provide details of any specific conflicts of interests, including the identities of any conflicted entities as well as the business activities of those entities, where appropriate, elsewhere in your filing.

Company Response:

The risk factor respecting potential conflicts of interest of our directors and officers (page 16) has been revised in response to the Staff’s guidance.

Limitations on the Transfer of Cash or other Assets, page 12

18.

We note your disclosure on page 44 that, in the normal course of business, 30% of all funds transferred by wire to CCSA from the Company are withheld by the Government of Argentina unless they are applied to a capital increase. Since your operations take place primarily in Argentina, please expand your disclosure under this risk factor to discuss the specific restrictions on transferring funds into and out of Argentina.

Company Response:

The disclosure in the risk factor (page 17) has been expanded in response to the Staff’s guidance.

Offer Statistics and Expected Timetable, page 13

19.

We note your statement on page 13 that your estimated initial public offering price $0.20 per share or at the market, should the shares begin trading on the Bulletin Board operated by the National Association of Securities Dealers, Inc. Given that you are registering the distribution of your shares to shareholders of HuntMountain Resources, please remove any reference to your IPO pricing and potential use of proceeds from the registration statement.

December 19, 2012

Company Response:

All references to IPO pricing and potential use of proceeds have been removed from the registration statement. In addition, a new “Plan of Distribution” section has been added to the prospectus (page 21) that clarifies, among other things, that:

The prospectus relates to the distribution of up to 50,000,000 common shares of Hunt Mining by HuntMountain, the selling stockholder, to holders of HuntMountain common stock, by way of a dividend in kind, without the payment of any consideration;

The common shares proposed for distribution by HuntMountain include 20,881,493 common shares issuable upon conversion of 20,881,493 convertible preferred shares of Hunt Mining directly and indirectly held by HuntMountain;

It is anticipated that HuntMountain will convert all of its convertible preferred shares into common shares prior to the distribution of common shares contemplated by the prospectus; and

The Company will not receive any proceeds from the distribution of the Hunt Mining common shares by the selling stockholder.

Forward Looking Statement, page 17

20.

Please remove the reference to the United States Private Securities Litigation Reform Act of 1995 in this section. The parts of that Act pertaining to forward looking statements do not apply to an issuer that is not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934.

Company Response:

The cautionary note with respect to forward looking statements now appears immediately following the Prospectus Summary (at page 7), and has been revised to remove the reference to the Private Securities Litigation Reform Act of 1995.

Three Year History, page 18

21.

To the extent such information would be material to investors, please revise this section to provide the information required by Item 4.B of Form 20-F with respect to Hunt Gold USA LLC and 1494716 Alberta Ltd.

December 19, 2012

Company Response:

Additional disclosure regarding Hunt Gold USA LLC and 1494716 Alberta Ltd. has been added under the heading“Three Year History” (at pages 28 and 29).

22.

We note the disclosure at the bottom of page 18 that the acquisition of CCSA was an arm’s length transaction. We also note the disclosure on page 19 that HuntMountain Resources and Hunt Mountain Investments were CCSA’s shareholders before the Qualifying Transaction. Please add disclosure on page 18 and elsewhere as appropriate to explain the facts supporting the representation that the acquisition of CCSA was at arm’s length.

Company Response:

The following enhanced disclosure has been added under the heading “Three Year History – Hunt Mining Corp. – History” (page 25):

“We entered into an acquisition agreement dated October 13, 2009 with CCSA and CCSA’s shareholders, to acquire 100% of CCSA’s shares as our “Qualifying Transaction”. At that time, our Company and CCSA did not have any “Control Persons” in common. “Control Person” is defined under the policies of the TSXV to mean any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer. As required under the policies of the TSXV, we determined that the then-proposed acquisition of CCSA’s shares by our Company was not a “Non-Arm’s Length Qualifying Transaction”. As defined under the policies of the TSX Venture Exchange, a “Non-Arm’s Length Qualifying Transaction” means a proposed Qualifying Transaction where the same party or parties, or their respective associates or affiliates, are Control Persons in both the Capital Pool Company and in relation to the significant assets (in our case, the target company, CCSA) which are to be the subject of the proposed Qualifying Transaction. In the result, our Company completed the acquisition of CCSA on December 23, 2009 as an arm’s length transaction, and we ceased to be a shell company at that time.”

23.	The disclosure about the Qualifying Transaction appears to omit transactions that are disclosed under transactions with related parties on page 67. Please revise.

Company Response:

The following transactions have been added to the disclosure about the Qualifying Transaction under the heading “Three Year History – Hunt Mining Corp. – History” (at page 26):

December 19, 2012

“h)

During the year ended December 31, 2010 Hunt Mining Corp paid US$10,000 to HuntMountain for reimbursement of travel expenses incurred by HuntMountain in conjunction with the Qualifying Transaction. This is recorded in travel expenses in the consolidated statement of loss.

i)

In conjunction with the Qualifying Transaction, on December 23, 2009, the Company advanced $200,000 to HuntMountain, CCSA’s former parent corporation, as a refundable deposit. The deposit was not applied to the consideration of the Qualifying Transaction and therefore is reflected in prepaid expenses and deposits on the Company’s consolidated statement of financial position at December 31, 2011 (January 1, 2010 and December 31, 2010 – $200,000). At the year ended December 31, 2011, the Company received notice from HuntMountain that they had identified invoices refundable to them as part of the Qualifying Transaction. Upon submittal to Hunt Mining, $43,000 of expenses were identified as refundable. Hunt Mining credited the $43,000 against the $200,000 receivable leaving an outstanding balance owed by HuntMountain to Hunt Mining of $157,000. The Company has contacted HuntMountain’s management and has confirmed that approximately $40,000 will be received by December 31, 2012, with the balance collected by December 31, 2014.”

24.

We note the disclosed results of your various exploration programs within this section. Please provide additional details about the nature of your business including whether you intend to develop or sell your various properties and whether additional financing will be required prior to such development. Please also describe how and when you intend to make the determination to develop or sell your properties. To this extent, we also note your risk factor on page 11 which states that you may seek to grow by acquiring other companies as part of your business strategy. Please provide a description of your business strategy and ensure that your description is consistent with the remainder of your document. See Item 4.B.1 of Form 20-F.

Company Response:

Enhanced disclosure has been added in response to the Staff’s guidance under the heading “Three Year History - Hunt Mining Corp. – Current Business” (pages 29 and 30). In addition, the discussion that follows under the heading “Properties” (commencing on page 30) has been reorganized and clarified to help ensure readability of, and internal consistency within, the prospectus.

25.

We note you disclose resources at different cutoff grades in this section. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and metallurgical recovery parameters used to determine your cutoff grade estimate. Please show that this calculationdemonstrates an economic cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

December 19, 2012

Company Response:

Enhanced disclosure has been added in response to the Staff’s guidance under the heading “Three Year History - Hunt Mining Corp. – History”, immediately following the resource tables (at page 27).

26.

We note your disclosure of a gold equivalent grade with your resource tabulation and elsewhere in your filing. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value, and the associated parameters used to prepare this estimated economic value. This may include your assumed operating costs, metal prices, and metallurgical recoveries.

Company Response:

Enhanced disclosure has been added in response to the Staff’s guidance under the heading “Three Year History - Hunt Mining Corp. – History”, immediately following the resource tables (at page 27).

27.

Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Company Response:

The consents of the named experts have been filed as exhibits to the Registration Statement.

Properties, page 25

28.	Please disclose the following information for each of your material properties:

The nature your ownership or interest in the property.

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

December 19, 2012

Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Company Response:

Enhanced disclosure has been added in response to the Staff’s guidance under the heading “Properties” (commencing on page 30).

29.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

The details as to modernization and physical condition of the facilities, plant, and equipment, including subsurface improvements and equipment.

A description of equipment, infrastructure, and other facilities.

The source of power and water that can be utilized at the property.

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

December 19, 2012

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Company Response:

Enhanced disclosure, as applicable, has been added in response to the Staff’s guidance under the heading “Properties” (commencing on page 30).

History, page 28

30.

We note your statement regarding sample analysis ranges (1 to 3 g/t Au and 5 to 21 g/t Ag) in this section and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

Eliminate statements containing grade and/or sample-width ranges.

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

Generally, use tables to improve readability of sample and drilling data.

Soil samples may be disclosed as a weighted average value over an area.

Refrain from reporting single soil sample values.

Convert all ppb quantities to ppm quantities for disclosure.

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

December 19, 2012

Company Response:

The disclosure under the heading “Properties” (commencing on page 30) has been revised in response to the Staff’s guidance.

Operating and Financial Review and Prospects, page 40

31.	Please provide the information required by Items 5.C and 5.D of Form 20-F or explain why such information is not required.

Company Response:

With reference to Item 5.C of Form 20-F (Research and development, patents and licenses, etc.), since the Company is, and has since its Qualifying Transaction been, engaged in mineral exploration activities, it does not have specific research and development policies. The following disclosure appears under the heading “Three Year History – Hunt Mining Corp. – Current Business” (page 29):

“We are a mineral exploration company and, together with our subsidiaries, we are engaged in the exploration of mineral properties in Santa Cruz Province, Argentina. On the basis of information to date, we has not yet determined whether these properties contain economically recoverable ore reserves as defined by SEC Industry Guide No. 7. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development, and upon future profitable production or a sale of these properties, none of which can be assured.

The Company’s business strategy is to conduct mineral exploration in those areas of the world that it identifies as being favorable for hosting large deposits of precious metals. Subject to the availability of financing, the Company may seek to acquire exploration rights to areas of land that are likely to host such deposits, or it may seek to acquire controlling interests in companies that have a previously discovered a mineral deposit. The Company does not maintain any specific research or development policies but rather relies upon the experience of its management team to identify suitable properties for potential acquisition and exploration. At this time, we are focused on our existing properties in Argentina.”

With reference to Item 5.D of Form 20-F (Trend Information), given the nature of its current exploration activities, the Company has not identified any recent trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

December 19, 2012

Capital Resources and Liquidity as at March 31, 2012, page 44

32.

We note the reference within this section to your burn rate. Please revise this section to discuss the rate at which you anticipate using your available cash in the upcoming periods. See Item 5.B.3 of Form 20-F.

Company Response:

The disclosure under the heading “Capital Resources and Liquidity” (pages 51 and 52) has been revised in response to the Staff’s guidance.

Credit Risk, page 47

33.

We note your discussion of the value added tax - “VAT” - payable to the Argentine government on all expenses in Argentina, specifically that payment of this tax creates a “VAT receivable on the Company’s books owed to it by the government of Argentina.” Please explain how a tax paid to the Argentine government results in a receivable on the Company’s books owed by Argentina.

Company Response:

We are informed by the Company that, in Argentina, VAT is charged on the value added to goods or services at each stage of their supply. The VAT is required to be withheld by the supplier on behalf of the buyer of such goods or services, and must be remitted by the supplier to the appropriate Argentinean tax authorities on a monthly basis. Generally, a buyer of goods and services may claim an input VAT credit on VAT paid on goods and services purchased by it. Accordingly, the following disclosure appears under the heading “Critical Accounting Policies and Estimates” (at page 68):

“Value added tax (‘VAT’)

VAT is generally charged for goods and services purchased in Argentina. The VAT paid may be recovered from VAT payable on future sales and therefore the Company recognizes VAT paid as an asset. The Company discounts its VAT receivable in order to reflect the present value of the VAT asset.”

Directors and Senior Management and Employees, page 47

34.	Please provide the information required by Item 6.C of Form 20-F or tell us why such information is not required.

December 19, 2012

Company Response:

Additional disclosure has been added under the heading “Directors and Senior Management and Employees” (at pages 55, 58 and 59) in response to Item 6.C (Board Practices).

Experts, page 51

35.

We note your disclosure on page 19 which mentions UAKO as an expert as well as your disclosure on page 51 which refers to James Ebisch. Please tell us why UAKO is not listed as an expert on page 51 or revise for consistency.

Company Response:

The disclosure under the heading “Experts” (page 96) has been revised to include UAKO Geological Consulting and James Ebisch, R.P. Geo.

36.	Please expand your disclosure within this section to describe the scope of the report authored by Mr. Ebisch.

Company Response:

The disclosure under the heading “Experts” (page 96) has been expanded to confirm, among other things, that Mr. Ebisch is the author of the La Josefina National Instrument 43-101 Technical Report dated September 2009.

Summary Compensation Table, page 53

37.	We note there is a “footnote (4)” following Danilo Silva’s name in the Summary Compensation Table, yet no corresponding footnote (4) in the “Notes” following the Table. Please revise or advise.

Company Response:

The Summary Compensation Table (pages 60 and 61) has been corrected.

Critical Accounting Policies and Estimates, page 57

Measurement Uncertainty, page 58

38.	Please remove the reference here to “Canadian generally accepted accounting principles” as your financial statements are presented in accordance with IFRS.

Company Response:

The reference to “generally accepted accounting principles in Canada” has been removed.

December 19, 2012

Principal and Selling Shareholders, page 65

39.

Please revise to clarify the amount and percentage of the securities for each particular type of securities beneficially held by the selling shareholders before and immediately after the offering. See Item 9.D.2 of Form 20-F.

Company Response:

The disclosure required by Item 9.D.2 of Form 20-F (Selling shareholders) has been added to the new section entitled “Selling Stockholder” (at page 20).

Transition to International Financial Reporting Standards, page 62 and 18. Transition to IFRS, page 101

40.

We note your disclosure that you prepared the opening statement of financial position by applying existing IFRS at December 31, 2011. Please reconcile your disclosure with the requirements of paragraphs 7 and 8 of IFRS 1, which requires compliance with each IFRS effective at the end of the first IFRS reporting period, and provide us with a discussion of the implication to your financial statements and revise your disclosures as appropriate.

Company Response:

The disclosure under the heading “Transition to International Financial Reporting Standards” (pages 72 and 73) has been revised in response to the Staff’s guidance.

Major Shareholders and Related Party Transactions, page 65

41.	Please provide the information required by Item 7.A.2 of Form 20-F or advise.

Company Response:

The disclosure required by Item 7.A.2 of Form 20-F (Major shareholders) has been added under the heading “Major Shareholders of the Company as of November 30, 2012” (page 77).

42.	Please expand the table to provide shareholder information post spin-off.

Company Response:

A new table has been added under the heading “Major Shareholders of the Company as of November 30, 2012” (at page 78) to disclose details of anticipated major shareholders of the Company immediately following the offering contemplated by the prospectus, assuming the distribution of all of the 50,000,000 common shares.

December 19, 2012

Transactions with Related Parties – year ended December 31, 2011, page 66

43.	Please update this section for transactions following year-end through the date of the document. See Item 7. B. of Form 20-F.

Company Response:

The disclosure under the heading “Transactions with Related Parties” (commencing on page 78) has been updated through to the date of the Registration Statement.

Consolidated Financial Statements for Years ended December 31, 2011 and 2010

General

44.	Please note the updating requirements of Item 8A of Form 20-F and provide a currently dated consent from your independent accountant for amendments over 30 days.

Company Response:

The financial disclosure in the registration statement has been updated. Among other things, interim financial statements for the three and nine months ended September 30, 2012 have been included, and the related financial disclosure in the prospectus has been updated. An updated consent of the Company’s independent registered accounting firm has been filed as an exhibit to the Form F-1/A2.

Notes to Consolidated Financial Statements

45.	We note you present expenses by function on the face of the income statement. Please revise to disclose additional information on the nature of the expenses as required by paragraphs 104-105 of IAS 1.

Company Response:

The following disclosure has been added to the prospectus under the heading “Operating and Financial Review and Prospectus – Results of Operations – Year Ended December 31, 2011 as compared to the year ended December 31, 2010” (at page 50): “Payroll expenses include amounts paid for employee benefits of $24,972 and $23,372 for the years ended December 31, 2011 and 2010, respectively.”

The Company’s current fiscal year ends on December 31, 2012, and the Company will be preparing audited annual consolidated financial statements and notes in conformity with international financial reporting standards as issued by the International Accounting Standards Board. If such audited annual consolidated financial statements become due for filing subsequent to the effectiveness of the Company’s registration statement on Form F-1, they will be included in the Company’s first annual report on Form 20-F; if such audited financial statements become due for filing prior to the effectiveness of the Company’s registration statement, they will be included in a further pre-effective amendment on Form F-1/A. The Company acknowledges that it will include profit and loss disclosure in the audited financial statements and the notes thereto in accordance with IAS 104 and 105.

December 19, 2012

Consolidated Financial Statements for periods ended March 31, 2012 and 2011

General

46.	Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

Company Response:

The Company believes that its condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2012 and 2011, and the notes thereto comply with IAS 1, and are consistent with the Company’s audited consolidated financial statements for the years ended December 31, 2011 and 2010.

Shares Eligible for Future Sale, page 124

47.

We note your statement that all 50,000,000 common shares offered for sale by this prospectus will be freely tradable without restriction in the United States under the Securities Act of 1933 unless purchased by our affiliates. Since it appears that Tim Hunt, your executive chairman and director, is the controlling shareholder of HuntMountain Resources Ltd., and therefore will receive the majority of the shares registered in this transaction, please provide us with an analysis addressing whether the shares received by Mr. Hunt will be freely tradable. See Question 11 of Staff Legal Bulletin No. 4 available at http://www.sec.gov/interps/legal/slbcf4.txt. Please revise your disclosure within this section, as needed.

Company Response:

The following disclosure has been added under the heading “Shares Eligible for Future Sale” (page 82):

“We have 100,613,330 shares of common stock outstanding. All 50,000,000 common shares proposed for distribution by way of a dividend in kind pursuant to this prospectus will be freely tradable without restriction in the United States under the U.S. Securities Act unless acquired by our affiliates. Common shares issued by us in the future may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration, including the exemption described below under Rule 144 promulgated under the Securities Act, if available.

December 19, 2012

Generally, our affiliates will include our directors, executive officers and those persons who beneficially own or control sufficient voting securities to materially affect control of our Company. Generally, any person who beneficially owns or controls at least 10% of our Company’s common shares will be presumed to materially affect control of our Company, and therefore will be considered an affiliate of our Company.

Tim Hunt, Darrick Hunt and the Hunt Family Limited Partnership (an entity owned and controlled by Tim Hunt) own approximately 89% of the shares of HuntMountain common stock. Therefore, it is anticipated that Tim Hunt, Darrick Hunt and the Hunt Family Limited Partnership will receive up to an aggregate of 93.8% of the common shares proposed for distribution under this prospectus. Tim Hunt is the Executive Chairman and a director of our Company, and Darrick Hunt is a director of our Company. Any common shares of our Company that are directly or indirectly acquired by Tim Hunt, Darrick Hunt and the Hunt Family Limited Partnership pursuant to this prospectus, or otherwise, will be considered to form part of a control block of our common shares, and each of Tim Hunt, Darrick Hunt and the Hunt Limited Partnership could be deemed to be underwriters of our common shares, with the result that they will not be able to effect any resale transactions of our common shares (including those that may be distributed to them under this prospectus) absent registration under the U.S. Securities Act or an exemption from registration. In addition, they will be unable to rely on section 4(a)(1) of the U.S. Securities Act to effect transactions in our common shares.

In practice, given the foregoing restrictions on ‘control securities’, an affiliate of an issuer will typically seek to rely on the safe harbor in U.S. Securities Act Rule 144, if available, in order to resell such securities.

Rule 144

In general, Rule 144 of the U.S. Securities Act provides a safe harbor for the resale of restricted securities, subject to certain restrictions (including, in some cases, volume and manner of sale restrictions) and procedural requirements (including, in some cases, the requirement to file a notice on Form 144 with the SEC). However, since we were a ‘shell company’ prior to the completion of our Qualifying Transaction, Rule 144 will not be available to our security holders until and unless we are in compliance with the following requirements prescribed by Rule 144(i) of the U.S. Securities Act:

(a)	at least one year must elapse from June 12, 2012, being the date of filing with the SEC of our registration statement on Form F-1 in connection with this offering;

(b)	we must not become a ‘shell company’;

December 19, 2012

(c)	we must remain subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; and

(d)	we must have filed all reports and other materials required to be filed by us under section 13 or 15(d) of the Exchange Act, as applicable.”

The Company appreciates the Staff’s referral to Question 11 of Staff Legal Bulletin No. 4, the answer to which confirms, among other things, that section 16 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) applies to the officers, directors, and principal security holders of most companies with a class of equity securities registered under the Exchange Act, and that Exchange Act Rule 16a-9(a) exempts the receipt of securities in a spin-off from section 16 if all holders of a class of securities participate in the spin-off on a pro rata basis. The answer to Question 11 goes on to provide that anyone subject to Section 16 still would have to file a Form 3 when the subsidiary registers a class of spun-off equity securities under the Exchange Act.

The Company has determined that it qualifies as a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act), with the result that section 16 of the Exchange Act will not apply to its officers, directors, and principal security holders. The Company has been advised that, in the case of a new registrant with the Commission, the determination of whether the issuer is a “foreign private issuer” must be made as of a date within 30 days prior to the issuer’s filing of an initial registration statement under either the U.S. Securities Act or the Exchange Act.

Part II – Information not Required in Prospectus

Recent Sales of Unregistered Securities, page 127

48.

Please revise this section for consistency with your disclosure on pages 15 and 19 which describe several additional private placements of your securities including the issuance of an option to Wolverton Securities Ltd. as well as the securities issued in your qualifying transaction.

Company Response:

The disclosure under the heading “Item 7. Recent Sales of Unregistered Securities” (commencing on page II-1) has been revised in response to the Staff’s guidance.

Exhibits

49.	Please file the CCSA acquisition agreement as an exhibit or explain to us why this agreement is not required to be filed.

December 19, 2012

Company Response:

The Share Purchase Agreement among Sinomar Capital Corp., Cerro Cazador S.A., HuntMountain Resources Ltd. and HuntMountain Investments, LLC, dated October 13, 2009, has been filed as an exhibit to the Form F1/A2.

50.	Please file the La Josefina/Formicruz agreement referenced on page 25 as an exhibit to your registration statement pursuant to Item 601(b)(10).

Company Response:

The Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Josefina property, dated July 24, 2007, and the amendment thereto dated November 15, 2012, have been filed as exhibits to the Form F1/A2.

51.

The disclosure beginning on page 30 lists El Overo, El Alazon, El Tordillo, El Gateado, and Bajo Pobre as “key properties.” Please file the agreements related to these properties as exhibits or explain why they are not required to be filed as exhibits.

Company Response:

The following agreements have been filed as exhibits to the Form F1/A2:

Exploration and Option Agreement between Cerro Cazador S.A. and FK Minera S.A. dated March 28, 2007 (Exhibit 10.1);

Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Josefina property, dated July 24, 2007 (Exhibit 10.2);

Share Purchase Agreement among Sinomar Capital Corp., Cerro Cazador S.A., HuntMountain Resources Ltd. and HuntMountain Investments, LLC, dated October 13, 2009 (Exhibit 10.3);
Exploration Agreement among Eldorado Gold Corporation, Hunt Mining Corp. and Cerro Cazador, S.A. dated May 3, 2012 (Exhibit 10.8);

Amendment Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Josefina property, dated November 15, 2012 (Exhibit 10.9); and

Agreement between Fomento Minero de Santa Cruz Sociedad del Estado and Hunt Mining Corp.’s subsidiary, Cerro Cazador, S.A., with respect to the La Valenciana property, dated November 15, 2012 (Exhibit 10.10).

Please note that the latter two agreements (Exhibits 10.9 and 10.10) have been prepared in Spanish and are still in the process of being translated into English. They have been discussed in the prospectus (principally at pages 10, 28 and 29), and the Company intends to file the English translations with the Commission when they are available.

December 19, 2012

52.

Please refile exhibits 3.1 and 3.2 in proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Company Response:

The Company’s Amended and Restated Articles of Organization, and the Company’s Bylaws, have been re-filed as Exhibits 3.1 and 3.2, respectively, to the Form F-1/A2.

53.	Please file the stock option plan referenced on page 54 as an exhibit.

Company Response:

The Company’s 2011 Stock Option Plan has been filed as an exhibit to the Form F-1/A2.

54.	Please file the letter obtained from your former auditor, which is currently filed as correspondence, as Exhibit 16 to this Form F-1.

Company Response:

The letter to the Commission from Thompson Penner & Lo LLP, Hunt Mining Corp.’s former auditors, dated July 24, 2012, has been filed as Exhibit 16.1 to the Form F-1/A2.

Legality Opinion

55.

We note that counsel has opined upon 73,197,565 shares to be registered in connection with your distribution. However, your registration statement only registers 50,000,000 shares. Please have counsel revise the opinion for consistency with the number of shares being registered in the registration statement.

Company Response:

The legality opinion of Conrad C. Lysiak, Attorney at Law, has been corrected to reflect that 50,000,000 shares are being distributed by HuntMountain pursuant to the prospectus. The revised legality opinion has been filed as an exhibit to the Form F-1/A2.

56.

We note that counsel has relied upon written or oral statements of officers and other representatives of the company in forming its opinion. Please advise us of the information that is being relied upon in the formation of counsel’s opinion and have counsel provide support for this reliance.

December 19, 2012

Company Response:

The legality opinion has been revised to specifically reference the information Mr. Lysiak relied upon to form his opinion.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response

The acknowledgement letter from the Company is being furnished to the Commission herewith.

          Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

December 19, 2012

          On behalf of the Company, we thank the Commission for its prompt attention to this matter.

Yours very truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

Enclosures